EXHIBIT 12
BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Net earnings	$4,994	$13,213	$11,015	$8,528	$7,308
Income tax expense	1,978	6,594	5,505	4,159	3,569
Minority interests in earnings	602	354	258	104	59
Equity in earnings of MidAmerican Energy Holdings Company	—	—	—	(523)	(237)
Fixed charges*	2,276	2,202	1,979	867	875

Earnings available for fixed charges	$9,850	$22,363	$18,757	$13,135	$11,574

Investment and derivative gains/losses, pretax, included in earnings available for fixed charges	$(7,461)	$5,509	$2,635	$5,408	$3,471

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$1,963	$1,910	$1,724	$723	$721
Rentals representing interest and other	313	292	255	144	154

	$2,276	$2,202	$1,979	$867	$875

Ratio of earnings to fixed charges*	4.33x	10.16x	9.48x	15.15x	13.23x

Ratio of earnings, excluding investment and derivative gains/losses, to fixed charges*	7.61x	7.65x	8.15x	8.91x	9.26x

*	Includes fixed charges of finance and financial products and utilities and energy businesses as follows:

	2008	2007	2006	2005	2004
Finance and financial products	$661	$608	$571	$598	$602
Utilities and energy	1,272	1,265	1,070	—	—
     Excluding fixed charges of finance and financial products and utilities and energy businesses the ratios of earnings to fixed charges were as follows:

	2008	2007	2006	2005	2004
Including investment and derivative gains/losses	23.08x	62.28x	50.64x	46.61x	40.19x
Excluding investment and derivative gains/losses	44.83x	45.53x	42.84x	26.50x	27.48x